UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 000-51099

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FCStone Group Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FCStone Group, Inc.

2829 Westown Parkway, Suite 200

West Des Moines, Iowa 50266

(515) 223-3788

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

Financial Statements as of December 31, 2005 and for the Period From June 1, 2005 (Inception) through December 31, 2005, Supplemental Schedules as of December 31, 2005 and Report of Independent Registered Public Accounting Firm

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

FCStone Group, Inc. and

FCStone Group Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of FCStone Group Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the period from June 1, 2005 (inception) through December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the period from June 1, 2005 (inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the financial statements include securities valued at $5,869,200 (96% of total assets), whose values have been estimated by management of the Plan based on its estimated fair value as determined by Company management and an annual independent appraisal of the Company in the absence of readily ascertainable market values. We have examined the procedures used by management and the appraisal firm in arriving at its estimate of the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Des Moines, Iowa

August 11, 2006

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005

ASSETS
INVESTMENTS, AT FAIR VALUE:
FCStone Company Stock	$5,869,200
Money Market	270,055

NET ASSETS AVAILABLE FOR BENEFITS	$6,139,255

See notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JUNE 1, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

ADDITIONS:
Net appreciation	$1,368,272
Dividend income	270,055
Transfer of assets due to creation of plan	4,500,928

Total additions	6,139,255

NET CHANGE	6,139,255
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF PERIOD	—

END OF PERIOD	$6,139,255

See notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD FROM JUNE 1, 2005 (INCEPTION)

THROUGH DECEMBER 31, 2005

1.	PLAN DESCRIPTION

The FCStone Group Employee Stock Ownership Plan (“Plan”) is a defined contribution plan administered by Associated Benefits Corporation (“Plan Administrator”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan available to all full-time employees of FCStone Group, Inc. (“participating employer” or “Plan Sponsor”) who have attained age 21 and completed four months of service. The Plan was adopted on June 1, 2005. Gold Trust Company serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - The Plan is funded by Company contributions. For each plan year beginning after December 31, 2005, the participating employer will contribute 50 percent of the first 8 percent of base compensation that a participant contributes to any eligible 401(k) plan of the participating employer in the form of Company stock. Contributions by participants are not permitted.

Transfer of Assets Due to Creation of Plan - Effective June 1, 2005, Participating Employer, FCStone Group, Inc., Group 201, created an Employee Stock Ownership Plan. Eligible participants were able to elect to make a one-time irrevocable transfer of a portion of their 401(k) Plan to the Plan. The amount of the transfer was limited to no more than one-third ( 1/3) of the eligible participant’s 401(k) Plan account balance. The initial ESOP stock sale was consummated as of August 26, 2005, with the Plan purchasing from the Company shares of common stock at a purchase price of $10.00 per share. Assets of $4,500,928 were transferred into the Plan and are shown as transfer of assets due to creation of plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s transfer contribution and an allocation of Plan earnings and employer contributions and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their transfer contributions and actual earnings thereon.

Participants become vested in the employer contributions and earnings thereon in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2 years	None
2 year but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

Forfeitures are used to reduce future employer contributions.

Participant Loans – The Plan does not allow loans to participants.

Payment of Benefits - On termination of service, plan participants who receive their distribution in the form of Company stock are issued a put right whereby the Company, and not the Plan, is required to repurchase their shares at their then estimated fair value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Of particular significance are estimates related to the valuation of FCStone Group, Inc. common stock. The Company believes the independent appraisal provides a reasonable estimate of its value. Because of the significance of the assumptions required in the Company’s valuation, the actual value could materially differ had a ready market for the securities existed.

Investment Valuation and Income Recognition - The Plan’s investment in FCStone Group, Inc. common stock is valued by management of the Plan based on its estimated fair value as determined by Company management and an annual independent appraisal of the Company. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. As of December 31, 2005, net assets available for benefits included no benefits due to participants who had withdrawn from participation in the Plan but have not yet been paid.

Administrative Expenses – Certain administrative expenses of the Plan are paid by the Plan as provided in the Plan Document. Certain fees are paid by the Plan Sponsor which are not reflected in the statements of changes in net assets available for benefits.

Transfers - Any participant who has reached the age of 55 and has 10 years of participation in the Plan has the option of making a transfer of a certain percentage of their Plan account into another qualified plan of the participating employer or to another eligible retirement plan.

3.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2005, the Plan held 450,092 shares of common stock of FCStone Group, Inc., the sponsoring employer, with a cost basis of $4,500,928. During the period from June 1, 2005 (inception) through December 31, 2005, the Plan recorded dividend income of $270,055.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the participating employer has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

5.	FEDERAL INCOME TAX STATUS

The Plan has not filed for a determination letter from the Internal Revenue Service that the Plan and related Trust are designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity	(d) Cost	(e) Current Value
*	FCStone Company Stock	450,092 shares of Company Stock	$4,500,928	$5,869,200
	Goldman Sachs	Money market	270,055	270,055

	Total investments		$4,770,983	$6,139,255

*	Known to be a party-in-interest.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered By Associated Benefits Corporation

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE PERIOD FROM JUNE 1, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	Number of Purchases	Number of Sales	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset
* FCStone Group, Inc.	Stock	1		$4,500,928		$4,500,928

*	Known to be a party-in-interest.

NOTE: Columns (e), (f), (h) and (i) are not applicable and have been omitted.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FCStone Group Employee Stock Ownership Plan

(Name of Plan)

Date: August 11, 2006

/s/ Robert V. Johnson
Robert V. Johnson
Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333–125889 of FCStone Group, Inc. on Form S–8 of our report dated August 11, 2006 appearing in this Annual Report on Form 11–K of FCStone Group, Inc. Employee Stock Ownership Plan for the period from June 1, 2005 (inception) through December 31, 2005.

/s/ Deloitte & Touche LLP

Des Moines, Iowa

August 11, 2006